Filed by Eastern Bankshares, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: HarborOne Bancorp, Inc.

SEC File No.: 001-38955

Filer’s SEC File No.: 001-39610

Date: September 24, 2025

HarborOne/Eastern

Equity/Tender Offer E-Mails

Draft 2: September 12, 2025

Window open email: Timing 9/24/25 (sent by Fidelity)

[subject line:] ACT NOW: Make your merger election on your unvested equity awards today

As part of the merger of HarborOne and Eastern Bank, starting today you can elect the percentage mix of Stock Consideration and/or Cash Consideration you would like to receive in exchange for each eligible unvested equity award type you hold. To learn more about this opportunity, click on the overview brochure and FAQs linked below.

Please note: the conversion mix you end up receiving after the merger closes may be adjusted to meet the required target ratio for all award-holders specified in the Merger Agreement of 75% to 85% Stock Consideration and 15% - 25% Cash Consideration.

Making your choice is easy. Just follow the steps below.

•

First: Read the overview brochure and FAQs to find out more about the election opportunity, including what to expect, the process and timing for making your elections, as well as step-by-step instructions for completing your election online.

•	Then, click here to review the current equity awards you’re holding.

•	When you’re ready, click the button below to access the Equity Merger Election site and make your elections.

If you don’t make an election by the election period deadline at 5:00 p.m. ET on Thursday, October 23, 2025, your eligible equity will be defaulted and handled per the terms of the merger agreement.

You can revise your decision on the conversion mix as often as you’d like prior to the close of the election period by logging back into the election site.

IMPORTANT NOTE: You will receive a confirmation email once your election has been successfully submitted. If you do not receive that email, your election may not have been registered.

HarborOne/Eastern

Equity/Tender Offer E-Mails

Draft 2: September 12, 2025

Questions?

If you need more information on your equity awards or have questions about the upcoming election period and conversion of your shares, please reach out to a Fidelity Stock Plan Services representative at 1-800-544-9354.

Please do not reply to this message. This mailbox is not monitored and you will not receive a response.

ERNA

Your company HarborOne has requested that Fidelity Stock Plan Services, LLC, send this important information to you.

Fidelity Stock Plan Services, LLC, provides recordkeeping and/or administrative services to your company’s equity compensation plan, in addition to any services provided directly to the plan by your company or its service providers.

HarborOne and Fidelity Investments are not affiliated.

Fidelity Brokerage Services LLC, Member NYSE, SIPC, 900 Salem Street, Smithfield, RI 02917

© 2025 FMR LLC. All rights reserved.

HarborOne/Eastern

Equity/Tender Offer E-Mails

Draft 2: September 12, 2025

Window reminder email: Timing ~10/06/25 (sent by Fidelity)

[subject line:] DON’T FORGET: Make your merger election on your unvested equity awards today

As part of the merger of HarborOne and Eastern Bank, from now until the election period closing on Thursday, Oct.23, you can elect the percentage mix of stock consideration and/or cash consideration you would like to receive in exchange for each eligible equity award type you hold.

Please note: the conversion mix you end up receiving after the merger closes may be adjusted to meet the required target ratio for all award-holders specified in the Merger Agreement of 75% to 85% Stock Consideration and 15% - 25% Cash Consideration.

Making your choice is easy. Just follow the steps below.

•

First: Read the overview brochure and FAQs to find out more about the election opportunity, including what to expect, the process and timing for making your elections, as well as step-by-step instructions for completing your election online.

•	Then, click here to review the current equity awards you’re holding.

•	When you’re ready, click the button below to access the Equity Merger Election site and make your elections.

If you don’t make an election by the election period deadline at 5:00 p.m. ET on Thursday, October 23, 2025, your eligible equity will be defaulted and handled per the terms of the merger agreement.

You can revise your decision on the conversion mix as often as you’d like prior to the close of the election period by logging back into the election site.

HarborOne/Eastern

Equity/Tender Offer E-Mails

Draft 2: September 12, 2025

IMPORTANT NOTE: You will receive a confirmation email once your election has been successfully submitted. If you do not receive that email, your election may not have been registered.

Questions?

If you need more information on your equity awards or have questions about the upcoming election period and conversion of your shares, please reach out to a Fidelity Stock Plan Services representative at 1-800-544-9354.

Please do not reply to this message. This mailbox is not monitored and you will not receive a response.

ERNA

Your company HarborOne has requested that Fidelity Stock Plan Services, LLC, send this important information to you.

Fidelity Stock Plan Services, LLC, provides recordkeeping and/or administrative services to your company’s equity compensation plan, in addition to any services provided directly to the plan by your company or its service providers.

HarborOne and Fidelity Investments are not affiliated.

Fidelity Brokerage Services LLC, Member NYSE, SIPC, 900 Salem Street, Smithfield, RI 02917

© 2025 FMR LLC. All rights reserved.

HarborOne/Eastern

Equity/Tender Offer E-Mails

Draft 2: September 12, 2025

Window close email: Timing ~10/20/25 (sent by Fidelity)

Time is running out: you only have a couple of days left to elect the percentage mix of stock and/or cash consideration you’d like to receive in exchange for your eligible unvested equity awards. The election period will end at 5:00 p.m. ET on Thursday, Oct. 23, 2025.

Please note: the conversion mix you end up receiving after the merger closes may be adjusted to meet the required target ratio for all award-holders specified in the Merger Agreement of 75% to 85% Stock Consideration and 15% - 25% Cash Consideration.

Making your choice is easy. Just follow the steps below.

•

First: Read the overview brochure and FAQs to find out more about the election opportunity, including what to expect, the process and timing for making your elections, as well as step-by-step instructions for completing your election online.

•	Then, click here to review the current equity awards you’re holding.

•	When you’re ready, click the button below to access the Equity Merger Election site and make your elections.

If you don’t make an election by the election period deadline at 5:00 p.m. ET on Thursday, October 23, 2025, your eligible equity will be defaulted and handled per the terms of the merger agreement.

You can revise your decision on the conversion mix as often as you’d like prior to the close of the election period by logging back into the election site.

IMPORTANT NOTE: You will receive a confirmation email once your election has been successfully submitted. If you do not receive that email, your election may not have been registered.

HarborOne/Eastern

Equity/Tender Offer E-Mails

Draft 2: September 12, 2025

Questions?

If you need more information on your equity awards or have questions about the upcoming election period and conversion of your shares, please reach out to a Fidelity Stock Plan Services representative at 1-800-544-9354.

Please do not reply to this message. This mailbox is not monitored and you will not receive a response.

ERNA

Your company HarborOne has requested that Fidelity Stock Plan Services, LLC, send this important information to you.

Fidelity Stock Plan Services, LLC, provides recordkeeping and/or administrative services to your company’s equity compensation plan, in addition to any services provided directly to the plan by your company or its service providers.

HarborOne and Fidelity Investments are not affiliated.

Fidelity Brokerage Services LLC, Member NYSE, SIPC, 900 Salem Street, Smithfield, RI 02917

© 2025 FMR LLC. All rights reserved.

No Offer or Solicitation

This communication is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed merger transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Eastern, HarborOne or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger transaction, Eastern filed a registration statement on Form S-4 with the SEC that includes a proxy statement of HarborOne, which has been distributed to the shareholders of HarborOne in connection with their votes on the merger of HarborOne with and into Eastern. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain these documents, and any other documents Eastern and HarborOne have filed with the SEC, free of charge at the SEC’s website, www.sec.gov, or by accessing Eastern’s website at https://investor.easternbank.com under the tab “Financials” and then under the heading “SEC Filings”, or by accessing HarborOne’s website at https://www.HarborOne.com/ under the tab “Investor Relations” and then under the heading “SEC Filings.” In addition, documents filed with the SEC by Eastern or HarborOne will be available free of charge by requesting them in writing or by telephone from the appropriate company at the following address and phone number:

Eastern Bankshares, Inc. Investor Relations	HarborOne Bancorp, Inc. Investor Relations
Email: a.hersom@easternbank.com	Email: SFinocchio@HarborOne.com
Telephone: (860) 707-4432	Telephone: (508) 895-1180